April 10, 2007

VIA U.S. MAIL

Ms. Lisa A. Chatterton
Assistant General Counsel
Nationwide Life Insurance Company
One Nationwide Plaza
Columbus, Ohio 43215-2220

> Re: Nationwide Variable Account - II
> Initial Registration Statement on Form N-4
> File Nos. 811-03330 & 333-140621

Dear Ms. Chatterton:

   The Staff has reviewed the above-referenced initial registration statement, which the Commission received on February 12, 2007. Based on our review, we have the following comments. Page references are to the pages in the courtesy copy provided to the staff, and Item references are to the Item numbers set forth in Form N-4.

1. Because Nationwide offers several variable contracts through its separate accounts, it may be difficult for investors to find the documents relating to a specific filing on the SEC website. Therefore, please disclose the 1933 Act file number for the contract. In addition, please state the contract name prominently on the cover page.

2. <u>Cover Page</u>: The page reference for the SAI table of contents is incorrect. Please correct it.

3. <u>Glossary (p. 3)</u>:
a. *NCUSIF Definition*: We note that Nationwide Credit Union Share Insurance Fund is only mentioned on the cover page and in the glossary, but nowhere else in the filing. Please explain to the Staff how NCUSIF is related to the filing and amend the registration statement accordingly. If NCUSIF has no role, please delete the references.

b. *Net Asset Value Definition*: Please define "market day." Also, in your response letter, please identify the underlying funds that do not determine NAV based on share value at the close of the NYSE and identify when they price. If any underlying funds price more frequently than once a day, please specify the fund and its pricing times. In addition, please describe how contract level transactions involving such underlying funds will be treated under the contract.

c. *Valuation Date*: In the definition of Valuation Date," please delete the reference to Nationwide to clarify that accumulation unit value is determined each day that the NYSE is open other than the holidays identified in the narrative on page 31. See Rule 22c-1(b)(1)(iii).

d. *Additional Terms*: Either here or the first time it is used in the text (page indicated), please define the following terms: "Guaranteed Term Option" (p. 2), "Target Term Option" (p. 7), and "Lifetime Withdrawal Base" (p. 21).

4. Fee Tables (pp. 6-8)

a. Please present all of the footnotes together after the underlying fund fee tables so they do not break up the presentation of the required tables.

b. Much of the footnote text is or can be covered more appropriately with the Item 6 disclosure further back in the prospectus.   Wherever possible, please limit the footnotes to the required Item 3 disclosure or cross-references to descriptions in the text.

c. *Capital Preservation Plus Option*: It appears this option will never be offered based on the stated availability dates. Please delete all references to this option throughout the prospectus or amend the references to its dates of availability.

d. For the Lifetime Income Option and the Spousal Continuation Benefit, please modify the presentation so the table clearly shows the charge as a percentage of the income benefit base rather than defining the percentage in the footnotes. Also, where the tables present Total Variable Account Charges including either option, please add a footnote explaining how the total was calculated and what assumptions applied.

e. *Summary of Maximum Contract Expenses*: The table showing maximum contract expenses reflects two mutually exclusive options, the C Schedule Option and the Lifetime Income Option. Please reflect the highest total fee a contractowner could be assessed taking into account mutual exclusivity restrictions and revise the corresponding example figures as well.

f. *Short-Term Trading Fees*: The short-term trading fees are reflected in the Separate Account Transaction Fee table. Consequently, the reference to these fees in the portfolio fee table preamble and the related footnote are confusing. Please clarify the portfolio preamble and move the footnote information to the Appendix A fund disclosure or a similarly appropriate place in the prospectus.

5. Ten Day Free-Look (pp. 11, 34): Please clarify whether the post-mark or actual date of the insurance company's receipt of the returned contract determines eligibility for a free-look refund.

6. Voting Rights (pp. 11-12): Please disclose that with proportional voting, a small number of contract owners may determine the outcome of the vote. The disclosure should also indicate any minimum number of votes that must be received to have a quorum.

7. Guaranteed Term Options (pp. 12-13): Please confirm that the market value adjustment associated with certain Guaranteed Term Options has been separately registered pursuant to the Securities Act of 1933 ("1933 Act") and provide the file number for its registration statement.

8. Extra Value Option Credits (p. 13): Please delete references to Extra Value Option credits in the Fixed Account section and throughout the prospectus; Registrant has not offered this option.

9. USA Patriot Act (p. 14): Please revise this disclosure to state that as a service provider to the funds Nationwide has established procedures in compliance with its responsibilities under Rule 38a-1 of the Investment Company Act. See Release IC-26299 at Footnotes 91 & 92.

10. Features with Restricted Investment Options: Please clarify whether the list of restricted investment options associated with the Capital Preservation Plus Option feature also applies to the Lifetime Income and the Capital Preservation Plus Lifetime Income Options. If not, separately identify the underlying investment options permitted under each of those features.

11. <u>Capital Preservation Plus Lifetime Income ("CPPLI") Option (pp. 21-27)</u>:
a. *Immediate Withdrawals (p. 21)*: Because immediate withdrawals are permitted during both the Preservation and Withdrawal Phases, the first two paragraphs under this heading are confusing. Please revise the disclosure to distinguish between electing the immediate withdrawal benefit and electing to begin the Withdrawal Phase.

b. *Preservation Phase (pp. 22-23)*: If correct, please clarify that the term "CPP program period" marks the time remaining until the maturity date for the Preservation Phase. Alternatively, please explain the relationship between the Preservation Phase, the CPP program period, and the maturity date.

c. *Required Minimum Distribution Privilege (pp. 23,26, 29)*: Please indicate whether a change to the required minimum distribution ("RMD") privilege would be applied prospective or to prior surrenders under the contract and whether a contractowner will be notified if the policy is changed.

d. *Succession of Rights and Termination... (p. 24)*: Please clarify the meaning of "*<u>full</u>* surrender of the death benefit proceeds." (Emphasis added.) If the option continues following a partial surrender of death benefit proceeds, describe the surrender and how the situation could arise.

e. *Determining Immediate Withdrawal Base (p. 25)*: Please provide an example showing what happens to the guarantee amount and the immediate withdrawal base if a contractowner takes a surrender during the Preservation Phase <u>before</u> invoking the immediate withdrawal benefit.

f. *Impact of CDSC Charge (p. 26)*: Please clarify whether a contractowner who withdraws the full benefit amount plus the CDSC charge is considered to have taken an "excess withdrawal" equal to the CDSC charge. If so, disclose that the CDSC charge may cause contract value to fall below zero and trigger the related consequences.

g. *Succession of Rights and Immediate Withdrawal Benefit (p. 27)*: Per the last sentence under this heading, are there situations when the contract owner's death would not terminate the CPPLI Option? If so, please describe.

12. <u>Lifetime Income Option (LIO) & Related Provisions (pp. 27-29)</u>:
a. *Subsequent Payments (p. 28)*: Please state whether a contractowner will be notified if Registrant exercises the right to limit subsequent purchase payments under this option.

b. *Lifetime Income Surrenders (p. 28)*: Please distinguish between the impact of the first surrender under this option and under the CPPLI Option.

c. *Taxation of Surrenders under the LIO (p. 29)*: The disclosure describing the calculation of the taxable distribution amount is difficult to understand. Please clarify what "excess" refers to and what "over the remaining investment in the contract" modifies. Please consider presenting the calculation as a mathematical equation rather than a narrative.

13. <u>Pricing (p. 31)</u>:
a. *Accumulation Unit Value*: Please substitute the word "determined" for "available" in the phrase "next available accumulation unit value after the payment is received." The current language could be read to mean that a transfer is priced at the accumulation unit value existing when the transaction request was received.

b. *Account Value*: The last sentence of the Pricing section implies a causal relationship between changes in account value and a contractowner's inability to access his/her account. Please revise or delete the phrase "since the contract owner will not have access to their account."

14. Transfers Among the Sub-Accounts (p. 34): The disclosure indicating that transfer requests are "subject to terms and conditions imposed by the contract and the underlying mutual funds" suggests that a contractowner's rights as described in the prospectus may be limited by the language contained in the annuity contract. Please revise this disclosure or delete the statement so contractowners will not be misled as to their rights under the securities laws.

15. Surrender (Redemption) Prior to Annuitization (p. 34): In your response letter, please explain the circumstances under which Nationwide may postpone payment of policy Proceeds because it is "unable to price Accumulation Units." Please note that any suspension or postponement of payment must be consistent with Section 22(e) of the 1940 Act and that pricing of redemption requests must comply with Rule 22c-1.

16. Systematic Withdrawals (pp. 38-39): Please revise the language in ¶ (1) at the bottom of page 38. The phrase "the net difference of" and "10% of" appears to be reversed.

17. Custom Portfolio Asset Rebalancing Service (pp. 40-41): It is unclear how this program differs from an asset allocation program and how the program is administered. Please describe the program in greater detail. The disclosure states that Registrant provides a contractowner with a list of the program rules after the contractowner enrolls. Please indicate how to obtain the rules prior to enrollment or explain why they are not made available in advance.

18. Combination Enhanced Death Benefit Option II (pp. 42-43):
a. *200% Limitation*: Please provide examples showing situations in which the option would and would not be affected by the 200% limit described on page 43 (¶3).

b. *30% Fixed Account Allocation Limitation*: Please clarify how the 30% threshold is applied. Specifically, if the fixed account allocation percentage is affected by contractowner transactions <u>and</u> market performance, what determines if the 30% limit applies?

19. Annuity Payment Options (pp. 45-46):
a. For annuity options that do not include a guarantee period, disclose that it is possible that only one payment may be made.

b. Please indicate whether the Allocation Architect program models described on pages 39-41 are available as investment options during the payout period.

20. Appendix B: Condensed Financial Information (p. 56): Please wait to include the preliminary paragraph until there are accumulation unit values to report.

21. Part C
a. *Items Incorporated by Reference*: For each exhibit Registrant seeks to include through incorporation by reference, please identify the date of the filing containing the incorporated document and the exhibit number of the document within that filing.

b. *Item 24(b)(8)*: Pursuant to Item 24(b)(8) of Form N-4, please file as exhibits to the pre-effective amendment the contracts reflecting those services described under "Underlying Mutual Funds" on pages 14 and 15 of the prospectus. Similarly, please file copies of the individual fund participation agreements or other contracts relating to the investment by the Registrant in a Portfolio Company as exhibits as well.

22. Miscellaneous: Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

* *

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter to me. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position. Please submit your response letter as EDGAR correspondence associated with the initial registration statement you filed.

Although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is duly filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

If you have any questions, you are welcome to call me at (202) 551-6752. Mail should be directed to the Securities & Exchange Commission's new Station Place address at 100 F Street, N.E., Washington, D.C.20549-4644. My facsimile number is (202) 772-9285.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products